UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S/A
Corporate Taxpayer’s ID (CNPJ/MF) 04.032.433/0001-80
Corporate Registry ID (NIRE) 33.300.275410
Publicly-Held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDER’S MEETING
HELD ON APRIL 7, 2009
drawn up in the summary format, as provided for in the Article 130 and its paragraphs of Law 6,404/76.

1) Time, date and place: Held at 10:00 am, on April 7, at the headquarters of Contax Participações S.A. (“Company”), located at Rua do Passeio, 48 to 56, parte, city of Rio de Janeiro, State of Rio de Janeiro.

2) Call: Call Notice published in the “Diário Oficial do Estado do Rio de Janeiro”, part V, in the editions of: 03/20/2009, page 41, 03/23/2009, page 17 and 03/24/2009, page 34, and in the “Valor Econômico – National Edition” Newspaper, in the editions of: 03/20/2009, page C8, 03/23/2009, page B7 and 03/24/2009, page B6.

3) Agenda: (i) to acknowledge the management’s accounts, examine, discuss and vote the Management Report and the Financial Statements relating to the fiscal year ended on December 31, 2008, followed by the report of independent auditors; (ii) to approve the allocation of the net income for the year of 2008 and the distribution of dividends; (iii) to elect the members of the Board of Directors and respective alternate members; (iv) to determine the compensation of the Company’s managers.

4) Attendance: shareholders representing more than 76.1% of the capital stock with voting rights, and also more than 32.3% of the preferred shareholders, as per the signatures in the Shareholders’ Attendance Book. Also attending the meeting were Michel Neves Sarkis (Chief Financial Officer and Investor Relations Officer), Allan Kardec de Melo Ferreira (representative of the Fiscal Council) and Jorge da Conceição Filho (BDO Trevisan Auditores Independentes’ representative).

5) Presiding: Chairman: Michel Neves Sarkis, Secretary: Luciene Sherique

6) Resolutions: Those Company shareholders present at the Meeting and representing more than 76.1% of the capital stock with voting rights, decided on the following:

i. To approve unanimously, with no dissenting vote, after examined and discussed, the Management Report, the Balance Sheet and other Financial Statements, as well as the report of Independent Auditors, documents referring to the year ended on 12/31/2008, as fully published in part V of the “Diário Oficial do Estado do Rio de Janeiro” , edition of 02/18/2009, pages 9 through 15, and in the “Valor Econômico – National Edition” Newspaper, edition of 02/18/2009, of pages D-5 through D-8, in conformity with Article 133, of Law 6,404/76, with the reading of the said documents being exempted, once they were fully published and were fully acknowledge by the shareholders.

ii. To approve, with no dissenting vote, the Management’s proposal in the Financial Statements published in 02/18/2009, regarding the usage of R$16,627,451.08 from the unrealized profit reserve, as well as the proposal regarding the allocation of the Retained Earnings and the Net Income for the year ended 12/31/2008, which totals R$109,035,092.07, as follows: (a) R$4,620,382.00 for the legal reserve; (b) R$54,414,710.07 for the constitution of a statutory reserve, and; (c) R$50,000,000.00 for the payment of dividends, of which R$33,372,548.92 are relative to the fiscal year ended on 12/31/2008 and R$16,627,451.08 from the unrealized profit reserve. The dividends will be paid to the Company’s shareholders holding a share position on 04/7/2009, in the total gross amount of R$50,000,000.00, which corresponds to R$3,352195719 per common share (gross amount) and R$3,402981291 per preferred share (gross amount), with the dividend amount being remunerated as of 01/1/2009 until the date of the beginning of the payment, which shall be as of 04/27/2009, by means of the application of the Referential Rate (TR).

iii. Starting the election of the members for the Board of Directors, elected in a separate voting, without the participation of the controlling shareholder, pursuant to Article 141, fourth paragraph of Law 6,404/76, by the shareholders represented by Lucila Prazeres da Silva and Vanessa Montes de Moraes, with the support of the shareholders represented by Eduardo Boccuzzi and George Washington Tenório Marcelino, as sitting member Mr. MANUEL JEREMIAS LEITE CALDAS, brazilian citizen, married, engineer and economist, Identity Card (RG) 284123 issued by MAER/RJ, Individual Taxpayer’s ID (CPF/MF) 535.866.207 -30, domiciled in the city and State of Rio de Janeiro at Av. Borges de Medeiros, 633, sala 701, Leblon, and as alternate member, Mr. ALFREDO DE MARQUES FILHO, brazilian citizen, married, auditor, Identity Card (RG) 11.726.931 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 028.236.498 -67, domiciled in the city and State of São Paulo, at Avenida Nova Cantareira, 4504, apto 71-A, with term of office until the Extraordinary General Shareholder’s Meeting of 2012. The election of the members elected by separate voting is conditioned to the verification by the shareholders who elected them, in a period of up to thirty days counted from this present date, of the uninterrupted ownership of equity interest required during the period of three months, at least, immediately prior to the General Meeting under the terms of the sixth paragraph of Article 141, of Law 6,404/76. In the assumption of the non-verification of the uninterrupted ownership referred to above, the election of the members elected by separate voting becomes without effect. Subsequently, the election of the members of the Company’s Board of Directors was approved, completing the staff of the committee, with term of office until the Extraordinary General Shareholder’s Meeting of 2012, having been elected, appointed by the controlling shareholder, CTX Participações S/A: (1) as sitting member, Mr. PEDRO JEREISSATI, brazilian citizen, married, business administrator, Identity Card (RG) 16.226.645 -5 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 273.475.308 -14, domiciled in the city and State of São Paulo, with address at Rua Chucri Zaidan, 920, 16º andar, Vila Cordeiro, and as his alternate member, Mr. CARLOS FRANCISCO RIBEIRO JEREISSATI, brazilian citizen, married, economist, Identity Card (RG) 1.969.275 issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 000.365.013 -87, domiciled in the city and State of São Paulo, with address at Rua Chucri Zaidan, 920,16º andar; (2) as sitting member, Mr. CARLOS JEREISSATI, brazilian citizen, married, business administrator, Identity Card (RG) 16.226.643 -1 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 146.626.458 -67, domiciled in the city and State of São Paulo, with address at Rua Chucri Zaidan, 920, 16º andar, Vila Cordeiro, and as his alternate member, Mr. ROBERT SCHNEIDER, brazilian citizen, divorced, chemical engineer, Identity Card (RG) 5.335.414 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 497.645.788 -53, domiciled in the city of Fortaleza, in the State of Ceará, with address at Av. Vincente de Castro, 6043, Cais do Porto, CEP 60180-410; (3) as sitting member, Mrs. CRISTINA ANNE BETTS, brazilian citizen, married, business administrator, Identity Card (RG) 10.623.897 -8 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 144.059.448 -14, domiciled in the city and State of São Paulo, with address at Av. Dr. Chucri Zaidan, 920, 16º andar, Vila Cordeiro, and as her alternate member, Mr. ALEXANDRE JEREISSATI LEGEY, brazilian citizen, married, chemical engineer, Identity Card (RG) 34.545.462 -5 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 954.529.077 -34, domiciled in the city and State of São Paulo, with address at Av. Dr. Chucri Zaidan, 920, 16º andar, Vila Cordeiro; (4) as sitting member, Mr. LÚCIO OTÁVIO FERREIRA, brazilian citizen, married, business administrator, Identity Card (RG) M-2.554.754 issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 559.069.076 -53, domiciled in the city and State of Rio de Janeiro, with address at Praia de Botafogo, 300, 4º andar, Botafogo, and as his alternate member, Mr. ALEXANDRE SILVA MACEDO, brazilian citizen, married, economist, Identity Card (RG) 10209317-6 issued by IFP-RJ, Individual Taxpayer’s ID (CPF/MF) 037.426.597 -66, domiciled in the city and State of Rio de Janeiro, with address at Praia de Botafogo, 300, 4º andar, Botafogo; (5) as sitting member, Mr. FLAVIO EDUARDO SZNAJDER, brazilian citizen, married, engineer, Identity Card (RG) 08.561.503 -7 issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 016.724.717 -45, domiciled in the city and State of São Paulo, with address na Rua Dr. Geraldo Campos Moreira, 375, 9º andar, Brooklin Novo, and as his alternate member, Mr. OTÁVIO MARQUES DE AZEVEDO, brazilian citizen, married, engineer, Identity Card (RG) 13.088 issued by CREA/MG, Individual Taxpayer’s ID (CPF/MF) 129.364.566 -49, domiciled in the city and State of São Paulo, with address na Rua Dr. Geraldo Campos Moreira, 375, 9º andar, Brooklin Novo; (6) as sitting member, Mr. RAFAEL ANDRADE DA CUNHA PEREIRA, brazilian citizen, married, mechanical engineer, Identity Card (RG) M3-527.230 issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 835.774.836 -87, domiciled in the city of Belo Horizonte, in the State of Minas Gerais, with address at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-910, and as his alternate member, Mr. ÁLVARO FURTADO DE ANDRADE, brazilian citizen, judicially separated, engineer, Identity Card (RG) M-899.339 issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 449.005.116 -68, domiciled in the city of Belo Horizonte, in the State of Minas Gerais, with address at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-910; (7) as sitting member, Mr. FERNANDO ANTONIO PIMENTEL MELO, brazilian citizen, married, lawyer, Identity Card (RG) 5880 issued by OAB/PE, Individual Taxpayer’s ID (CPF/MF) 085.399.444 -72, domiciled in the city and State of Rio de Janeiro, with address at Rua Lauro Muller, 116, sala 2901, Botafogo, and as his alternate member, Mr. MARCIO DE ARAÚJO FARIA, brazilian citizen, separated, electrical engineer, Identity Card (RG) 27.172 -D issued by CREA/RJ, Individual Taxpayer’s ID (CPF/MF) 298.088.807 -97, domiciled in the city and State of Rio de Janeiro, with address at Rua Lauro Muller, 116, sala 2901, Botafogo; (8) as sitting member, Mr. ANTONIO ADRIANO SILVA, brazilian citizen, married, business administrator, Identity Card (RG) M1411903 issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 056.346.956 -00, domiciled in the city of Brasília, at the Federal District, with address at the Vice-Presidência da República, Palácio do Planalto, Anexo II, CEP: 70.083 -900, and as his alternate member, Mr. IVAN MAGALHÃES JUNIOR, brazilian citizen, married, engineer, Identity Card (RG) 54.558 -D issued by CREA/RJ, Individual Taxpayer’s ID (CPF/MF) 627.416.247 -04, domiciled in the city and State of Rio de Janeiro, with address at Av. República do Chile, 100, 3º andar, Centro; (9) as sitting member, Mr. NEWTON CARNEIRO DA CUNHA, brazilian citizen, married, business administrator, Identity Card (RG) 7.201.628 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 801.393.298 -20, domiciled in the city and State of Rio de Janeiro, with address at Rua do Ouvidor, 98, 8º andar, Centro, and as his alternate member, Mr. LUIZ ANTONIO DOS SANTOS, brazilian citizen, married, accountant, Identity Card (RG) 2.793.203 issued by IFP-RJ, Individual Taxpayer’s ID (CPF/MF) 315.774.237 -04, domiciled in the city and State of Rio de Janeiro, with address at Rua do Ouvidor, 98, 8º andar, Centro; (10) as sitting member, Mr. SÉRGIO FRANCISCO DA SILVA, brazilian citizen, single, banker and employee of t he Federal Savings Bank, Identity Card (RG) 15326768 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 037.302.708 -77, domiciled in the city of Brasília, at the Federal District, with address at Setor Comercial Norte, Quadra 2, Bloco A, 12º andar, Asa Norte, and as his alternate member, Mr. ANTÔNIO

BRÁULIO DE CARVALHO, brazilian citizen, married, lawyer, Identity Card (RG) 0001297891 issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 309.882.766 -15, domiciled in the city of Brasília, at the Federal District, with address at Setor Comercial Norte, Quadra 2, Bloco A, 13º andar, Asa Norte; (11) as sitting member, Mr. RENATO SOBRAL PIRES CHAVES, brazilian citizen, separated, banker and employee of the Federal Savings Bank, Identity Card (RG) 3676939471 issued by DET/RJ, Individual Taxpayer’s ID (CPF/MF) 764.238.837 -34, domiciled in the city and State of Rio de Janeiro, with address at Rua Otaviano Hudson, 34, apto 402, and as his alternate member, Mr. PAULO EDGAR TRAPP, brazilian citizen, married, retired, Identity Card (RG) 2002188759 issued by SSP/RS, Individual Taxpayer’s ID (CPF/MF) 013.110.770 -49, domiciled in the city of Santo Ângelo and State of Rio Grande do Sul, with address at Rua São José, 779. The newly elected members to the Board declared that they are not subject to any crimes that may impede them from exercising the function, and provided the declaration required by Paragraph 4, Article 147 of Law 6,404/76. The shareholder Pension Fund of the Christian Church, voted separately, which is filed at the Company’s headquarters, in compliance with Article 130 of Law 6,404/76.

iv. To approve unanimously, with no dissenting vote, the proposal of the Company’s controlling shareholder, CTX Participações S/A, for the determination of the Management’s compensation for the next fiscal year, as follows: (a) annual global allowance for the Board of Directors in the amount of up to R$1,350,000.00; and (b) annual global allowance for the Company’s Board of Executive Officers in the amount of up to R$1,040,000.00, exclusive of possible amounts paid as benefits, allowance of representation or profit sharing. The shareholders represented by Lucila Prazeres da Silva, voted separately, which is filed at the Company’s headquarters, in compliance with Article 130 of Law 6,404/76.

v. After the instatement of the Fiscal Council was requested by the shareholder CTX Participações S/A, the following were appointed as members of the Fiscal Council for the fiscal year beginning on January 1, 2009, with term of office until the date of the Annual General Meeting to be held until April 30, 2010, under the terms of Article 161 of Law 6,404/76, (1) by the controlling shareholder CTX Participações S.A.: (i) as sitting member Mr. SIDNEI NUNES, brazilian citizen, married, business administrator, Identity Card (RG) 11.581.938 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 011.355.928 -37, domiciled in the city and State of São Paulo, with address at Rua Chucri Zaidan, 920, 16º andar, Vila Cordeiro, CEP:04583-110, and as his alternate member, Mr. APARECIDO CARLOS CORREIA GALDINO, brazilian citizen, widow, business administrator, Identity Card (RG) 5.635.466 issued by SSP/ SP, Individual Taxpayer’s ID (CPF/MF) 666.708.708 -25, domiciled in the city and State of São Paulo, with address at Rua Chucri Zaidan, 920, 16º andar, Vila Cordeiro, CEP:04583-110; (ii) as sitting member, Mr. EDER CARVALHO MAGALHÃES, brazilian citizen, married, accountant, Identity Card (RG) M4.334.299 issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 637.838.356 -15, domiciled in the city of Belo Horizonte, in the State of Minas Gerais, with address at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, and as his alternate member, Mr. HELTON DA SILVA SOARES, brazilian citizen, married, accountant, Identity Card (RG) 070636/0-2 issued by CRC/MG, Individual Taxpayer’s ID (CPF/MF) 000.185.326 -08, domiciled in the city of Belo Horizonte, in the State of Minas Gerais, with address at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937. (iii) as sitting member, Mr. SERGIO MAMEDE ROSA DO NASCIMENTO, brazilian citizen, married, banker and employee of the Federal Savings Bank, Identity Card (RG) 6123022 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 650.042.058 -68, domiciled in the city and State of

Rio de Janeiro, with address at Av. Sernambetiba, 3360, bloco 03, apto 2103º, Barra da Tijuca, and as his alternate member, Mrs. CELIA MARIA XAVIER LARICHIA, brazilian citizen, casada, banker and employee of the Federal Savings Bank, Identity Card (RG) 036857613 issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 404.322.897 -04, domiciled in the city and State of Rio de Janeiro, with address at Rua Poços de Caldas, 196, Vila Valqueire, CEP 21.321 -570; (2) by the minority shareholders, through article 161, fourth paragraph, section (a) of Law 6,404/76 (iv) as sitting member, Mr. ALOISIO KOK, brazilian citizen, married, economist, Identity Card (RG) 3942792, Individual Taxpayer’s ID (CPF/MF) 375.089.468 -04, domiciled in the city and State of São Paulo, with address at Rua Bernardino Machado, 243, Granja Julieta, CEP 04.722 -120, and as his alternate member, Mrs. SUSANA H. STIPHAN JABRA, brazilian citizen, divorced, economist, Identity Card (RG) 7.366.839 -4 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 037.148.408 -18, domiciled in the city and State of São Paulo, with address at Rua Dr. Sampaio Viana, 391, apto 112º, Paraíso, CEP 04.004 -001; (3) by the shareholders of preferred shares, through article 161, fourth paragraph, section (a) of Law 6,404/76 (v) as sitting member, Mr. MARCIO LUCIANO MANCINI, brazilian citizen, single, business administrator, Identity Card (RG) 24458714-0, Individual Taxpayer’s ID (CPF/MF) 268.791.478 -95, domiciled in the city Campinas, in the State of São Paulo, with address at Rua José Morano, 270, Parque Nova Campinas, and as his alternate member, Mr. RICARDO MAGALHÃES GOMES, brazilian citizen, single, eletrical engineer, Identity Card (RG) 08014552-7 issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 014.729.747 -86, domiciled in the city and State of São Paulo, with address at Rua Itacema, 292, apto 141º, Itaim Bibi. The newly elected members declared that they are not subject to any crimes that may impede or restrict them from exercising the function.

vi. In view of the instatement of the Fiscal Council, an annual allowance was approved by the majority, with no dissenting vote, for the compensation of its members, respecting the minimum limit allowed by law, pursuant to the third paragraph of the Article 162 of Law 6,404/76, which establishes as the minimum limit R$2,000.00 for each sitting member. The Fiscal Council members shall also be reimbursed by expenses incurred in trips and displacements, with such reimbursable expenses receiving the same treatment, limits and criteria observed by the Company’s employees, pursuant to the “Trip Policy” effective at the Company. The shareholders represented by Lucila Prazeres da Silva, voted separately, which is filed at the Company’s headquarters, in compliance with Article 130 of Law 6,404/76.

7) Closure: There being no further matters to be dealt with, the drawing up of these present Minutes in the summary format was authorized, which, after being read and found in compliance, were signed by the attending shareholders, who authorized their publication without the respective signatures, pursuant to Article 130, second paragraph, of Law 6,404/76.

Rio de Janeiro, April 7, 2009.

SECRETARY
Luciene Sherique

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.